FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica–TEF-Resolutions in the composition of the Board of Directors	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (herein after “Telefónica”) as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event published on July 25, 2017, the Board of Directors of Telefónica at its meeting held today, upon the prior favorable report of the Nomination, Compensation and Corporate Governance Board Committee, has resolved to adopt the following resolutions in connection with the composition of the Board of Directors of Telefónica and its Committees:

•	To take formal note and record of the voluntary resignation presented to his position as member of the Board of Directors of Telefónica and, consequently, as Vice-President of the Board of Directors, President of the Regulation and Institutional Affairs Board Committee and member of the Service Quality and Customer Service Board Committee, by Julio Linares López, thanking him for his years of work and collaboration with the Telefónica Group and, in particular, for the many services rendered during his professional career.

•	To appoint by co-optation Mr. Ángel Vilá Boix as a member of the Board of Directors of Telefónica as an Executive Director to replace Mr. Julio Linares López.

•	To appoint Mr. Ángel Vilá Boix Chief Operating Officer (C.O.O.) of Telefónica and member of the Executive Commission.

•	Likewise, it was resolved to appoint the Director Ms. Carmen García de Andrés as a member of the Service Quality and Customer Service Board Committee.

On the other hand, it has been resolved to appoint the Director Mr. Ignacio Moreno Martínez Chairman of the Regulation and Institutional Affairs Board Committee.

Additionally, the Board of Directors, upon the prior favorable report of the Nomination, Compensation and Corporate Governance Board Committee, has approved the new organizational structure for Telefónica in the terms described in the Significant Event published yesterday.

Madrid, July 26, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 26, 2017	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors